



EXHIBIT A

Smith & Company

A Professional Corporation of Certified Public Accountants

November 30, 2005

Securities and Exchange Commission
450 5th Street, Northwest
Washington, D. C. 20549

Ladies and Gentlemen:

We have read Item 4.01 of the Form 8-K Current Report dated November 29, 2005 of Rocky Point Pharmaceuticals, Inc. and are in agreement with the statements contained in the first paragraph of that Item as they pertain to Smith & Company. We have no basis to agree or disagree with any other statements of Rocky Point Pharmaceuticals, Inc. contained therein.

Very truly yours,

Smith & Company

4764 South 900 East, Suite 1 • Salt Lake City, Utah 84117-4977
Telephone: (801) 281-4700 • Facsimile: (801) 281-4701
E-mail: smithcocpa@earthlink.net
Members: American Institute of Certified Public Accountants • Utah Association of Certified Public Accountants